As filed with the Securities and Exchange Commission on January 4, 1996


                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          AMENDMENT NO. 2
                                TO
                          SCHEDULE 13E-3

                   RULE 13e-3 TRANSACTION STATEMENT
   (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                    __________________________

                       FORD HOLDINGS, INC.
                        (Name of Issuer)

                       FORD HOLDINGS, INC.
               FORD HOLDINGS CAPITAL CORPORATION
                      FORD MOTOR COMPANY
              (Name of Person(s) Filing Statement)
                     ___________________

Flexible Rate Auction Preferred                                        Flexible Rate Auction Preferred
 Stock (Exchange)                      Series A	       345277 84 2	     Stock                             Series L      345277 63 6
Flexible Rate Auction Preferred                                        Flexible Rate Auction Preferred
 Stock (Exchange)                      Series B	       345277 83 4    	 Stock 	                           Series M      345277 62 8
Flexible Rate Auction Preferred                                        Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series C	       345277 82 6 	    Stock 	                           Series N	     345277 61 0
Flexible Rate Auction Preferred                                        Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series D       	345277 81 8 	    Stock                             Series O      345277 59 4
Flexible Rate Auction Preferred                                        Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series E	       345277 79 2 	    Stock                             Series P	     345277 58 6
Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series F 	      345277 78 4	    Series A Cumulative Preferred Stock 		           345277 72 7*
Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series G       	345277 77 6	    Series B Cumulative Preferred Stock 	            345277 68 5*
Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series H	       345277 76 8    	Series C Cumulative Preferred Stock 		           345277 66 9*
Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series I       	345277 75 0	    Series D Cumulative Preferred Stock 		           345277 64 4*
Flexible Rate Auction Preferred
 Stock (Exchange)                     	Series J	       345277 74 3
Flexible Rate Auction Preferred
 Stock (Exchange) 	                    Series K       	345277 73 5

(Title of Class of Securities)                        (Cusip Number   (Title of Class of Securities)                 (Cusip Number
                                                         of Class                                                       of Class
                                                      of Securities)		                                             of Securities)

_____________________________________
*CUSIP Number relates to Depositary Shares representing 1/4,000 of a share of the corresponding series of Preferred Stock.
                              _________________

                           JOHN M. RINTAMAKI, ESQ.
                             Ford Holdings, Inc.
                             The American Road
                                Room 1187
                            Dearborn, MI 48121
                             (313) 322-3000
              (Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person(s)
                               filing statement)

	This statement is filed in connection with (check the appropriate box):
	a.	X	  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e3(c) under the Securities Exchange Act of 1934.
	b.	    The filing of a registration statement under the Securities Act of
        1933.
	c.	    A tender offer.
	d.	    None of the above.

Check the following box if soliciting materials or an information statement
referred to in checking box (a) are	preliminary copies:

                RESULTS OF SCHEDULE 13E-3 TRANSACTION


   	The Schedule 13e-3 transaction has been accomplished by virtue of the merger of Ford Holdings Capital Corporation ("FHC") with and into Ford Holdings, Inc. ("Ford Holdings") pursuant to an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), dated as of October 16, 1995, between FHC and Ford Holdings (the "Merger"). The result of the Merger is to cause the Flexible Rate Preferred and the Series A through D Preferred, as defined below, to be held of record by less than 300 persons and, in respect of the Series A Preferred through Series D Preferred, to be withdrawn from listing on the New York Stock Exchange. The Merger was approved by the sole stockholder of FHC by written consent signed as of December 21, 1995. The Merger was approved by the stockholders of Ford Holdings at a Special Meeting of Stockholders held on December 28, 1995. At the Special Meeting, 75% of the votes entitled to be cast voted in favor of the Merger and the remaining 25% of the votes entitled to be cast were not voted. As a result, the Merger became effective as of 12:01 a.m., Eastern Standard Time, on December 31, 1995 (the "Effective Date").

    	Pursuant to the Agreement and Plan of Merger, each share (other than shares held by holders who properly exercised their rights of appraisal in accordance with Section 262 of the Delaware General Corporation Law) of Ford
Holdings Flexible Rate Auction Preferred Stock (Exchange) Series A through K,
Flexible Rate Auction Preferred Stock Series L through P (the Flexible Rate
Auction Preferred Stock (Exchange ) Series A through K and the Flexible Rate
Auction Preferred Stock Series L through P are hereinafter sometimes referred to collectively as the "Flexible Rate Preferred"), Series A Cumulative
Preferred Stock ("Series A Preferred"), Series B Cumulative Preferred Stock
("Series B Preferred"), Series C Cumulative Preferred Stock ("Series C
Preferred") and Series D Cumulative Preferred Stock ("Series D Preferred,"
which together with the Series A Preferred, Series B Preferred and Series C
Preferred is hereinafter sometimes referred to collectively as the "Series A through Series D Preferred") issued and outstanding immediately prior to the
Effective Date has been converted into the right to receive the $100,000 liquidation preference associated with such share (which is the equivalent of a liquidation preference of $25 for each Depositary Share representing
1/4,000 of a share of Series A through Series D Preferred) plus an amount equal to any accumulated and unpaid dividends thereon through the date of payment thereof to the record holder of such share (the "Merger
Consideration").

     	Each share of Flexible Rate Preferred and Series A through Series D Preferred issued and outstanding immediately prior to the Effective Date and held by holders who have properly exercised their rights of appraisal in accordance with Section 262 of the Delaware General Corporation Law ("Section 262") has been converted into the right to receive in cash the value of the shares held by him or her in accordance with Section 262, and has not been converted into the right to receive the Merger Consideration, unless such holder withdraws or otherwise loses his or her right to demand an appraisal of his or her shares in accordance with Section 262. If after the Effective Date such holder withdraws or loses his or her right to demand an appraisal of his or her shares, such shares shall be treated as if they had been converted as of the Effective Date into the right to receive the Merger Consideration.

     Item Number and Caption
     -----------------------

17.  Material to be filed as Exhibits

    Item 17(a) .............................................  Exhibit 10 - Form of Loan Agreement.*

    Item 17(b) .............................................  Not Applicable.

    Item 17(c) .............................................  Included as Attachment A (Agreement and Plan of Merger) to
                                           							            the Information Statement filed as Exhibit 20.

    Item 17(d) .............................................  Exhibit 20 - Information Statement.**

    Item 17(e) ..........  ................................   Included as Attachment C (General Corporation Law of
                                                      								Delaware Section 262 Appraisal Rights) to the Information
                                                      								Statement filed as Exhibit 20.

    Item 17(f) .............................................  Not Applicable.

____________________________
* Previously filed on October 18, 1995.
** Previously filed on December 4, 1995.


                                 SIGNATURE

   	After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


	Date:  January 4, 1996


	FORD HOLDINGS, INC.			             			FORD MOTOR COMPANY

	By: /s/J.M. Rintamaki						             By: /s/J. M. Rintamaki
     -----------------------                 ----------------------
      		J.M. Rintamaki						  	              J.M. Rintamaki
	      	Secretary								                    Secretary


	FORD HOLDINGS CAPITAL CORPORATION

	By: /s/D.J. Cropsey
    ------------------------
  		D.J. Cropsey
		  Assistant Secretary





                                   - 3-



                                EXHIBIT INDEX

		Item Number                       						Description
  -----------                             -----------
	 99.17(a)		            			Exhibit 10 - Form of Loan Agreement.*

 	99.17(b)				            	Not Applicable.

 	99.17(c)				            	Included as Attachment A (Agreement and Plan of
                           Merger) to	the Information Statement filed as
                           Exhibit 20.

 	99.17(d)             				Exhibit 20 - Information Statement.**

 	99.17(e)              			Included as Attachment C (General Corporation Law
                           of	Delaware Section 262 Appraisal Rights) to the
                           Information	Statement filed as Exhibit 20.

 	99.17(f)              			Not Applicable.




	____________________________
	* Previously filed on October 18, 1995.
	** Previously filed on December 4, 1995.